SECURITIES)N

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SEC FILE NUMBER
8 - 51597

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
FEB 21 2012
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Neonet Securities, Inc,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 317
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes (201) 526-8605
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neonet Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE PLANAS
Notary Public, State of New York
No.01PL6240430
Qualified in New York County
Commission Expires April 28, 2015

Signature

CONTROLLER / FINOP
Title

Notary Public

Subscribed and sworn to before me this 17 day of Feb 2012
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Neonet Securities, Inc.
(A subsidiary of Neonet AB)
Statement of Financial Condition
(Available for Public Inspection)
December 31, 2011

Rothstein Kass

Neonet Securities, Inc.

(A subsidiary of Neonet AB)

Statement of Financial Condition

(Available for Public Inspection)

December 31, 2011

Neonet Securities, Inc.
Index
December 31, 2011

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statement 3-11

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT AUDITORS

To the Stockholder and Board of Directors of
Neonet Securities, Inc.

We have audited the accompanying statement of financial condition of Neonet Securities, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neonet Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 10, 2012

Neonet Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	353,568
Securities owned, at fair value		1,321,065
Receivable from clearing brokers, including clearing deposit of $200,000		252,409
Receivable from Neonet Securities AB, net		208,999
Receivable from broker-dealers		744,460
Property and equipment, net		83,485
Other assets		104,696
Total assets	$	3,068,682
Liabilities and Stockholder's Equity		
Liabilities		
Payable to broker-dealers	$	895,348
Payable to Neonet AB		31,000
Accounts payable and accrued expenses		348,218
Subordinated borrowings		1,550,000
Total liabilities		2,824,566
Commitments (Note 5)		
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		3,950,000
Retained earnings		(3,705,887)
Total stockholder's equity		244,116
Total liabilities and stockholder's equity	$	3,068,682

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a wholly owned subsidiary of Neonet AB (the "Parent") located in Stockholm, Sweden. The parent is a wholly owned subsidiary of Orc Software AB which is listed on the Stockholm Stock Exchange. The Company provides electronic brokerage services to broker-dealers and other institutional clients by providing access to North American and European marketplaces from a single access point.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and were issued on February 10, 2012. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated on the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are stated at cost less accumulated amortization and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Organization and Significant Accounting Policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. However, management has concluded that, based on the Company's current limitation on generating net profits, it has not met the "more likely than not" standard that it can utilize its accumulated net operating losses. Consequently, a valuation equal to the amount of accumulated deferred tax assets has been recorded as of December 31, 2011.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Securities Transactions

Commission income and related expenses are recorded on the trade date.

Securities Owned

Securities owned are carried at fair value. Changes in unrealized appreciation/(depreciation) arising from fluctuations in fair value or upon realization of securities positions are reflected in Trading losses, net on the Statement of Operations. Fair value is determined by references to published market quotations as of the reporting date.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Organization and Significant Accounting Policies (continued)

Securities Owned (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Organization and Significant Accounting Policies (continued)

Clearing Agreement with Third Party

On March 9, 2006, the Company entered into a Secondary Clearing Agreement (the "Secondary Agreement") with their clearing broker and an unrelated third party to clear its trades through the Company. Under the Secondary Agreement, the Company may be exposed to off-balance-sheet risk and have to incur additional liabilities to cover the third party's failure to perform their duties per the Secondary Agreement. The Company monitors the Secondary Agreement's activity on a daily basis to assure that no liability is incurred. No such liabilities occurred over the course of the year. The related income and expenses have been shown gross in the Statement of Operations.

Netting of Receivables and Payables with Parent and Affiliates

In conjunction with a formal netting arrangement between the Company and its Parent and affiliates, the Company settles all receivables and payables with the Parent and each affiliate on a net basis. At December 31, 2011, included in Receivable from Neonet Securities AB, net, the Company recorded payables to Neonet Securities AB of $55,020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

User Access Fees

User access fees consist of fees charged to broker-dealers and other institutional clients relating to communication line and market data charges for the use of the Company's trading system. Such fees are recorded monthly, in arrears, including an additional amount over the Company's cost for such lines and market data.

2. Receivable from Clearing Broker

The Company has a clearing agreement with Merrill Lynch ("Merrill") to act as their clearing broker. The Agreement with Merrill requires the Company to maintain a cash deposit of $200,000. Further, under the agreement with Merrill, the Company is required to pay $10,000 per month unless they generate revenue in excess of the monthly $10,000 minimum. The Company did not incur any such charges in 2011.

3. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

3. Fair Value Measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

Assets	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
U.S. Government obligations, at fair value	$ 1,321,065	$ -	$ -	$ 1,321,065

4. Property and Equipment

Property and equipment at December 31, 2011 are as follows:

Furniture	$ 14,239
Equipment	632,839
Leasehold improvements	50,821
Software	39,996
	737,895
Less accumulated depreciation and amortization	(654,410)
	$ 83,485

5. Commitments and Contingencies

On April 4, 2005, the Company entered into an operating lease for office space that expired on April 30, 2008. On January 9, 2008, the Company executed a First Lease Amendment and Term Extension Agreement (the "First Extension"), thereby extending the term of the lease through April 30, 2011. On December 31, 2010, the Company executed a Second Lease Amendment and Term Extension Agreement (the "Second Extension") thereby extending the term of the lease through December 31, 2012.

In August 2009, the Company entered into an equipment lease that expires in January 2013.

The occupancy lease expense and the equipment lease expense were $132,828 and $508, respectively for the year ended December 31, 2011. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year ending December 31,	
2012	$ 129,451
2013	28
	$ 129,479

5. Commitments and Contingencies (continued)

In connection with the First Extension, the Company received a $15,000 abatement towards the actual cost of Company's renovation, alteration and improvement work in its office space during 2008. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

6. Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan which is at its discretion and is determined annually. Matching contributions for the year ended December 31, 2011 were approximately $27,100, included as a component of employee compensation and benefits on the Statement of Operations.

7. Income Taxes

The Company's income tax provision is comprised of the following:

	Prior Year Underpayment/ (Overpayment)	Current Year	Deferred	Total
Federal	$ -	$ -	$ 1,015,870	$ 1,015,870
State and local	(12)	2,000	340,102	342,090
	$ (12)	$ 2,000	$ 1,355,972	$ 1,357,960

The temporary difference which gives rise to the deferred income taxes results from depreciation expense, depreciation in securities owned and operating losses for 2011.

At December 31, 2011, the Company has federal and state net operating loss carryforwards (NOL) of approximately $8,976,000, resulting in a deferred tax of approximately $2,003,000, an increase of $647,000 from 2010. A valuation allowance for the full amount of the deferred tax asset has been established.

	Deferred Income Taxes		
	Federal	**State**	**Total**
Balances, at January 1, 2011	$ 1,015,870	$ 340,102	$ 1,355,972
Adjustments per 2010 Tax Return	42,835	(117,076)	(74,241)
Deferred Income Taxes, 2011	604,921	116,034	720,955
Valuation Reserve at 100%	(1,663,626)	(339,060)	(2,002,686)
Balances, at December 31, 2011	$ -	$ -	$ -

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $1,526,000, which exceeded its requirement by approximately $1,276,000.

9. Related Party Transactions

The Company's borrowings under subordination agreements at December 31, 2011 include two notes issued to the Parent, each bearing interest at 8%:

Maturity Date	Principal
5/31/2013	$ 1,000,000
10/31/2013	550,000

The subordinated borrowings have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to a Service Agreement and a Cost Sharing Agreement effective January 2005, the Company clears its securities traded on European and Canadian exchanges through Neonet Securities AB, a subsidiary of the Parent. The Parent guarantees the execution, clearance and settlement of all securities transactions of the Company through Neonet Securities AB. The Company is obligated to pay Neonet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due to Neonet Securities AB in non-interest bearing and is due on demand.

The financial statements include the following items related to the Service and Cost Sharing Agreements:

Statement of Financial Condition		
Uncleared transactions		
Receivable from NeoNet Securities AB, net	$	208,999
Receivable from broker-dealers		744,460
Payable to broker-dealers		895,348
Interest		
Payable to NeoNet AB		31,000
Statement of Operations		
Revenues		
Commissions	$	2,563,985
Internal trading commission revenue		3,236,484
Expenses		
Clearance fees		526,735
Commissions, including internal trading commission expense		2,224,823
Interest		157,058

9. Related Party Transactions (continued)

Effective October 1, 2011, the Company underwent an operational restructuring (the "restructuring") which included transferring its trading and back office functions to Neonet Securities AB in Stockholm, Sweden. As a result, the intercompany billing model changed.

From January 1, 2011 through September 30, 2011, the Company was obligated to Neonet Securities AB under a non-exclusive license agreement to use Neonet Securities AB's proprietary trading software platform. The agreement was entered into on January 1, 2002, amended on January 1, 2011 and was terminated as of September 30, 2011 due to the restructuring. The amended agreement required a monthly payment of 375,000 Swedish kronor (or approximately $58,488 using the exchange rate at September 30, 2011). License fees for the year ended December 31, 2011 were approximately $527,000 and are included in clearance fees in the Statement of Operations.

Pursuant to a Support Service Agreement effective January 2007, the Parent provides management services to the Company including various operational, financial and general administrative services. The amount due to the Parent is billed monthly in arrears, bears interest at 5% above the Stockholm Interbank Offered Rates (STIBOR) and is due 15 days from the billing date. As of December 31, 2011 and for the year then ended there were no management and administrative fees charges to the Company by the Parent.

Effective January 2007, as a result of a transfer pricing study which was conducted, a fixed "internal trading commission" in basis points was established for each entity based on the principles outlined in the transfer pricing study. The study recommended that these transfer pricing policies be periodically updated depending on significant changes in business operations, shifts in market conditions, the availability of new data on uncontrolled companies, and any changes in applicable tax laws or regulations. Effective January 1, 2011, the internal trading commission rates in basis points were re-evaluated and adjusted as reflected below:

	2011	**2010**
Internal Trading Commission Revenue	1.63	1.15
Internal Trading Commission Expense	2.11	1.85

Effective October 1, 2011, due to the restructuring, Internal Trading Commission Revenue ceased and Internal Trading Commission Expense was billed by Neonet Securities AB using actual execution, clearing and settlement costs incurred in each market where commission income was earned.

10. Off-Balance Sheet and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has concentrations of credit risk with regard to the open transactions with Neonet Securities AB and one other broker-dealer. These concentrations of credit risk are approximately 29% of the Company's total assets and approximately 32% of the Company's total liabilities as reflected on the statement of financial condition at December 31, 2011.

10. Off-Balance Sheet and Concentrations of Credit Risk (continued)

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Pursuant to the Company's Clearing Agreement (the "Agreement") with Merrill, in the event the Company terminates the agreement prior to such agreement's stated termination date, the Company has agreed to pay Merrill for any amounts which would have been owed based on a minimum clearing fee of $10,000 per month, measured by the time from the actual termination date through the agreement's stated termination, plus any extension to such term. As the Company does not presently intend to terminate such agreement, no accrual has been recorded as no amount can be estimated.

11. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

12. Commission Revenue

The Company earns commission revenue when clients utilize the Company's electronic brokerage services for trading activity. Substantially all commission revenue earned by the Company is provided by broker-dealers and other institutional clients located in the U.S.